Filed Pursuant to Rule 424(b)(3)

Registration No. 333-205684

RW HOLDINGS NNN REIT, INC.

SUPPLEMENT NO. 6 DATED DECEMBER 26, 2017

TO

PROSPECTUS DATED APRIL 28, 2017

(as supplemented by Supplement No. 1 dated May 17, 2017,

Supplement No. 2 dated August 18, 2017,

Supplement No. 3 dated September 19, 2017,

Supplement No. 4 dated October 4, 2017 and

Supplement No. 5 dated December 5, 2017)

This prospectus supplement (“Supplement”) amends and supplements our prospectus, dated April 28, 2017, as supplemented by Supplement No. 1 dated May 17, 2017, Supplement No. 2 dated August 18, 2017, Supplement No. 3 dated September 19, 2017, Supplement No. 4 dated October 4, 2017 and Supplement No. 5 dated December 5, 2017 (the “Prospectus”). This Supplement should be read in conjunction with the Prospectus, as previously supplemented. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Prospectus, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus, as previously supplemented.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update regarding the status of the offering;
B.	To provide an update regarding cash distributions declared; and
C.	To describe our potential acquisition of a property consisting of two industrial buildings located on two parcels of land with an aggregate net rentable space of approximately 162,700 square feet in Chandler, Arizona.

PROSPECTUS UPDATES

A.	Status of the Offering

The following supersedes and replaces the first paragraph under the “Status of the Offering” section of the Prospectus:

On July 20, 2016, we commenced our reasonable best efforts $1 billion initial public offering of up to 100 million shares of our Class C common stock, including 10 million shares pursuant to our distribution reinvestment plan, and we are currently selling our shares in the following states: CA, CO, CT, FL, GA, HI, ID, IL, IN, KY, LA, MO, MT, NH, NV, NY, SC, SD, TX, UT, VA, VT, WI, and WY.  As of December 20, 2017, we had received aggregate gross offering proceeds of $89,677,144 in connection with the sale of 8,967,714 shares of our Class C common stock, including 319,150 shares sold under our distribution reinvestment plan for aggregate gross offering proceeds of $3,191,500. Accordingly, as of December 20, 2017, there were 91,032,286 shares remaining available for sale in connection with the offering, including 9,680,850 shares pursuant to our distribution reinvestment plan.

B.	Status of Distributions

The following supplements the “Prospectus Summary—If I buy shares, will I receive distributions and how often?” and “Description of Shares—Distributions” sections of the Prospectus:

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On December 10, 2017, our board of directors paid distributions to our shareholders based on daily record dates for the period November 1, 2017 through November 30, 2017 at a rate of $0.0019444 per share per day, or $482,596, on the outstanding shares of our Class C common stock. Of the $482,596, $383,925 was reinvested through our dividend reinvestment plan. The daily dividend rate of $0.0019444 per share of Class C common stock per day represented an annualized rate of return, if paid each day for a 365-day period, equal to 7% based on a $10.00 value per share of Class C common stock.

C.	Probable Real Estate Investment

On December 18, 2017, we, through a wholly-owned subsidiary of the Operating Partnership (the “Buyer”), entered into a purchase and sale agreement (the “Agreement”) with Reasons Aviation, LLC (the “Seller”), to acquire real estate property consisting of two adjacent industrial buildings located on two parcels of land with an aggregate net rentable space of approximately 162,700 square feet in Chandler, Arizona (the “Chandler Property”). The Buyer made a deposit of $1,000,000 in connection with its entry into the Agreement. The Buyer’s obligation to purchase the Chandler Property is subject to the fulfillment, by satisfaction or written waiver, on or before December 29, 2017, of certain contingencies.

The contractual purchase price of the Chandler Property is $26,500,000 plus or minus certain closing costs. We intend to fund the purchase of the Chandler Property with proceeds from our ongoing initial public offering, a draw of $12,000,000 on our line of credit and a bridge loan of $12,000,000. In connection with the acquisition, we expect to pay our advisor approximately $795,000 in acquisition fees.

The buildings comprising the Chandler Property are currently operated by the Seller, who is not affiliated with us or our affiliates, pursuant to two lease agreements with AvAir, Inc., an aftermarket provider of aviation-related parts and supplies. Upon completion of the acquisition of the Chandler Property, the Buyer anticipates entering into a lease agreement with AvAir, Inc. covering both buildings in the Chandler Property. The lease will be personally guaranteed for five years by Mr. Robert F. Ellis, who owns 100% of the Seller and AvAir, Inc., and have a term that expires fifteen years after closing with two five-year options for renewal. The aggregate annual base rent under the lease will initially be $2,100,000. The Chandler Property is expected to generate approximately $36,200,000 in total rental revenue over the course of the 15-year initial term of the lease.

Completion of the acquisition of the Chandler Property is subject to customary closing conditions and is expected to occur on or before December 29, 2017.  There can be no assurance that the Buyer will complete the acquisition.

We believe the Chandler Property is suitable for its intended purpose and is adequately insured.

For federal income tax purposes, the cost of the Chandler Property, excluding the cost attributable to land, will be depreciated for tax purposes over a 39-year period on a straight-line basis. The depreciable basis in the Chandler Property is approximately $21,200,000.

The average occupancy rate for the Chandler Property for the last five years was as follows:

Year	Average Occupancy Rate
2012	N/A(1)
2013	N/A(1)
2014	N/A(1)
2015	100%
2016	100%

(1) The Chandler Property was built in 2015 and thus could not be occupied until then.

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